UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated September 7, 2022	3

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Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following OTHER RELEVANT INFORMATION Grifols has executed a 15 year long-term renewable collaboration agreement with Canadian Blood Services, a non-profit organization in Canada that operates with a national scope, infrastructure and governance within the Canadian healthcare system in the domain of blood, plasma, stem cells, organs and tissues, providing services for patients on behalf of all provincial and territorial governments except Quebec, safeguarding Canada's national system to provide lifesaving therapies (“CBS”). By means of this agreement Grifols has committed to supply an amount of immunoglobulin (Ig) to CBS that is equivalent to 25% (2.4M gr.) of Canadian national consumption patient needs, excluding Quebec. Such amount of product will be made available by Grifols to CBS exclusively through the collection of Canadian plasma from a to-be-developed Canadian plasma center collection network and manufactured through a newly Grifols built facility in Canada (Montreal, Quebec). In addition, from each liter of Canadian plasma used for the provision of Ig, Grifols will also supply to CBS all remaining manufactured paste for the processing of other plasma derived products. Grifols has committed to have the plasma collection network fully developed and ramped-up by July 2026 and a fully operational fractionation facility in Montreal sometime in 2026. Over the life of the 15-year renewable contract, Ig pricing will be in line with Western market values and subject to periodic reviews. With this collaboration, Grifols demonstrates global leadership forging alliances between the plasma industry and the public sector as the best way to ensure domestic plasma self-sufficiency to provide national security and, thus, guarantee the provision of life-saving products and therapies to patients in Canada. In Barcelona, on 7 September 2022 Nuria Martín Barnés Secretary to the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 7, 2022

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